Summer Infant, Inc.

1275 Park East Drive

Woonsocket, Rhode Island  02895

January 15, 2010

VIA EDGAR-FORM RW

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20459

Attn:                    Pamela A. Long

Assistant Director

Re:          Summer Infant, Inc., Woonsocket, Rhode Island

Request to Withdraw Registration Statement on Form S-3

File No. 333-158900

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-3, as amended (SEC File No. 333-158900), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on April 30, 2009, and was never declared effective.

The Registrant is requesting this withdrawal as it is no longer obligated to register the shares covered by such Registration Statement.  No securities have been sold or will be sold pursuant to the Registration Statement.  The Registrant understands that the filing fees it paid will be held by the Commission pursuant to Rule 477 under the Act and pursuant to Rule 457(p) under the Act, may be applied to a future registration statement.  Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Summer Infant, Inc., 1275 Park East Drive, Woonsocket, RI  02895, with a copy to the Registrant’s counsel, Greenberg Traurig LLP, One International Place, Boston, MA  02110, Attention: John M. Bello, Esq.

If you have any questions or require additional information, please do not hesitate to contact Mr. Bello at (617) 310-6285.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours,

Summer Infant, Inc.

By:	/s/ Joseph Driscoll
Joseph Driscoll
Chief Financial Officer